Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2019

NEWS RELEASE

Financial Highlights

	2Q 2019 GAAP	2Q 2019 Non-GAAP[1]

• Net sales	$98.8 million (+4% Q/Q, -28% Y/Y)	$94.3 million (+6% Q/Q, -28% Y/Y)

• Gross margin	46.7%	51.5%

• Operating margin	12.5%	18.4%

• Earnings per diluted ADS	$0.75	$0.52

Business Highlights

•	SSD Controller sales increased about 15% Q/Q

•	eMMC+UFS controller sales increased about 20% Q/Q

•	SSD Solutions sales decreased about 40% Q/Q

•	Introduced SM3282, industry’s first single chip flash controller for cost effective USB portable SSDs

•	Completed sale of FCI to Dialog Semiconductor

TAIPEI, Taiwan and MILPITAS, Calif., July 31, 2019 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2019. For the second quarter, net sales (GAAP) increased to $98.8 million from $94.7 million in the first quarter 2019. Net income (GAAP) increased to $26.5 million or $0.75 per diluted ADS (GAAP) from $8.3 million or $0.23 per diluted ADS (GAAP) in the first quarter 2019.

For the second quarter, net sales (non-GAAP) increased to $94.3 million from $88.9 million in the first quarter 2019. Net income (non-GAAP) increased to $18.6 million or $0.52 per diluted ADS (non-GAAP) from $15.0 million or $0.42 per diluted ADS (non-GAAP) in the first quarter 2019.

[1]	FCI results are excluded from non-GAAP

Second Quarter 2019 Review

“Our controller sales continued to strengthen,” said Wallace Kou, President and CEO of Silicon Motion. “Sales of both our SSD and eMMC+UFS controllers grew, with SSD controllers to our flash partners growing almost 30% sequentially, while to module makers was weaker than expected. Sales of our eMMC+UFS controllers were stronger than expected, while sales of SSD solutions were worse. Our gross margins, however, were better than expected due to more favorable mix of higher margin controllers.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2019	1Q 2019	2Q 2018	2Q 2019	1Q 2019	2Q 2018
Revenue	$98.8	$94.7	$138.1	$94.3	$88.9	$130.6
Gross profit Percent of revenue	$46.1 46.7%	$47.6 50.3%	$65.6 47.5%	$48.5 51.5%	$44.6 50.2%	$61.8 47.3%
Operating expenses	$33.8	$39.5	$31.6	$31.1	$28.6	$26.3
Operating income Percent of revenue	$12.4 12.5%	$8.1 8.5%	$34.0 24.6%	$17.4 18.4%	$16.0 18.0%	$35.5 27.2%
Earnings per diluted ADS	$0.75	$0.23	$0.85	$0.52	$0.42	$0.92

Other Financial Information

(in millions)	2Q 2019	1Q 2019	2Q 2018
Cash and cash equivalents, and short-term investments	$345.2	$281.0	$364.2
Bank loans	--	--	$12.0
Loan repayments	--	--	$8.7
Capital expenditures	$2.9	$1.2	$3.2
Dividend payments	$10.9	$10.9	$10.8

During the second quarter, we had $2.9 million of capital expenditures for the routine purchase of software, design tools and other items.

Our second quarter cash flows were as follows:

3 months ended June 30, 2019
(In $ millions)

Net income (GAAP)	26.5

Depreciation & amortization	3.3

Changes in operating assets and liabilities	20

Others	(9.7)

Net cash provided by operating activities	40.1

Disposal of long term investments	45.7

Acquisition of property and equipment	(2.9)

Net cash provided by investing activities	42.8

Dividend	(10.9)

Net cash used in financing activities	(10.9)

Effects of changes in foreign currency exchange rates on cash	(0.8)

Net increase in cash, cash equivalents and restricted cash	71.2

Returning Value to Shareholders

On October 29, 2018, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On May 23, 2019, we paid $10.9 million to shareholders as the third installment of our annual dividend.

On November 21, 2018, the Company announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24 month period. In the second quarter, we did not repurchase any of our ADSs and since the start of this program, we have repurchase $34.8 million of our ADSs.

Business Outlook

“We expect our revenues to continue growing quarter-after-quarter through the balance of this year. We believe that full-year SSD controller shipments will grow strongly and in-line with market expectations, though revenue will likely be less than shipment growth because of less favorable product mix. We believe our client SSD controller market share has continued to increase and that we are well positioned for continued SSD controller growth next year. eMMC+UFS controller sales should continue growing sequentially through the second half of this year, though full-year sales will likely decline meaningfully. Our Shannon open-channel SSDs are now in commericial deployment at our two B-A-T customers, important milestones, but full-year sales will be down sharply compared to last year. Next year, we are expecting SSD solutions to rebound.”

For the third quarter of 2019, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP

Revenue	$104m to $108m +5% to 9% Q/Q	--	$104m to $108m +10% to 15% Q/Q

Gross margin	48.0% to 50.0%	Approximately $0m	48.0% to 50.0%*

Operating margin	13.8% to 17.8%**	Approximately $3m to $4m	17.3% to 20.3%***

*	Excludes $0.1 million of stock-based compensation.

**	Excludes yet to be determined Shannon goodwill and intangible assets impairment charges.

***	Excludes $0.3 million of amortization of intangible assets and $2.4 million to $3.4 million of stock-based compensation.

For the full-year 2019, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP

Revenue	$420m to $428m -21% to -19% Y/Y	Approximately -$10m	$410m to $418m* -18% to -16% Y/Y

Gross margin	46.8% to 48.8%	Approximately -$0m	47.9% to 49.9%**

Operating margin	11.4% to 15.0%***	Approximately $24m to $26m	17.6% to 20.6%****

*	Excludes $10.4 million FCI results (January to May sales)

**	Excludes $5.7 million of FCI results (gross profit), $5.0 million of Shannon inventory write-down and $0.3 million of stock-based compensation.

***	Excludes yet to be determined Shannon goodwill and intangible assets impairment charges.

 ****   Excludes $3.0 million of FCI results (operating profit), $5.0 million of Shannon inventory write-down, $1.0 million of amortization of intangible assets and $14.8 million to $16.8 million of stock-based compensation.

On May 15, 2019, we disclosed in our annual report filed on Form 20-F that we reduced our Shannon 2019 sales forecast meaningfully, which is a triggering event that will require us to reevaluate our Shannon reporting unit’s goodwill and intangible assets. Further deterioration in Shannon’s operating performance since then has necessitated a $5.0 million inventory write-down in the second quarter, and we believe we will more than likely have to write-down a significant portion of the reporting unit’s $33.7 million of goodwill and intangible assets later this year.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 31, 2019.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 4865285

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 4865285

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude discontinued operation, stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain revenue, expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Shannon inventory write-down is related to the deteriorating business outlook of our Shannon reporting unit and high likelihood that a large portion of the unit’s goodwill and intangible assets will need to be written down later in 2019. Inventory write-down is necessary because a portion of our unit’s SSD and NAND flash inventory is not saleable and/or higher than fair market price.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

M&A transaction expenses consist of direct costs of transactions, such as legal and financial adviser fees. The Company does not undertake M&A transactions on a predictable cycle, so we excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

FCI results refers to operating results of our mobile communications product-line, the sale of which was announced on March 7, 2019 and closed on May 31, 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency.

Impairment of goodwill and intangible assets evaluates the recoverability of goodwill and intangible assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gains on disposal of long-term investments relate to gains from our sale of FCI, our specialty RF IC product line, and sale of our investment in ProGrade, a professional-grade memory card manufacturer.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended

	Jun. 30, 2018 ($)	Mar. 31, 2019 ($)	Jun. 30, 2019 ($)

Net Sales	138,055	94,694	98,846

Cost of sales	72,474	47,075	52,717

Gross profit	65,581	47,619	46,129

Operating expenses

Research & development	20,014	27,970	23,893

Sales & marketing	7,144	6,962	6,062

General & administrative	3,718	4,357	3,554

Amortization of intangibles assets	741	255	255

Operating income	33,964	8,075	12,365

Non-operating income (expense)

Interest income, net	1,394	1,495	1,770

Gain on disposal of long-term investment	-	-	12,904

Foreign exchange gain (loss), net	(933)	494	(68)

Gain (loss) on equity-method investment	(205)	-	-

Others, net	42	17	34

Subtotal	298	2,006	14,640

Income before income tax	34,262	10,081	27,005

Income tax expense	3,534	1,810	521

Net income	30,728	8,271	26,484

Earnings per basic ADS	$0.85	$0.23	$0.75

Earnings per diluted ADS	$0.85	$0.23	$0.75

Margin Analysis:

Gross margin	47.5%	50.3%	46.7%

Operating margin	24.6%	8.5%	12.5%

Net margin	22.3%	8.7%	26.8%

Additional Data:

Weighted avg. ADS equivalents[2]	36,113	35,286	35,518

Diluted ADS equivalents	36,151	35,473	35,536

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2018 ($)	Mar. 31, 2019 ($)	Jun. 30, 2019 ($)
Revenue (GAAP)	138,055	94,694	98,846

FCI results	(7,503)	(5,793)	(4,566)

Revenue (non-GAAP)	130,552	88,901	94,280

Gross profit (GAAP)	65,581	47,619	46,129

Gross margin (GAAP)	47.5%	50.3%	46.7%

Stock-based compensation expense (A)	5	95	7

Shannon inventory write-down	-	-	4,985

FCI results	(3,806)	(3,078)	(2,597)

Gross profit (non-GAAP)	61,780	44,636	48,524

Gross margin (non-GAAP)	47.3%	50.2%	51.5%

Operating expenses (GAAP)	31,617	39,544	33,764

Stock-based compensation expense (A)	(669)	(4,095)	(275)

Amortization of intangible assets	(741)	(255)	(255)

Impairment loss of goodwill and intangible assets	-	-	-

M&A transaction expenses	-	(226)	226

Litigation expense	(8)	2	-

FCI results	(3,940)	(6,357)	(2,324)

Operating expenses (non-GAAP)	26,259	28,613	31,136

Operating profit (GAAP)	33,964	8,075	12,365

Operating margin (GAAP)	24.6%	8.5%	12.5%

Total adjustments to operating profit	1,557	7,948	5,023

Operating profit (non-GAAP)	35,521	16,023	17,388

Operating margin (non-GAAP)	27.2%	18.0%	18.4%

Non-operating income (expense) (GAAP)	298	2,006	14,640

Foreign exchange loss (gain), net	933	(494)	68

Gain on disposal of long-term investment	-	-	(12,904)

Loss (gain) on equity-method investment	205	-	-

FCI results	(22)	(8)	8

Non-operating income (expense) (non-GAAP)	1,414	1,504	1,812

Net income (GAAP)	30,728	8,271	26,484

Total pre-tax impact of non-GAAP adjustments	2,673	7,446	(7,805)

Income tax impact of non-GAAP adjustments	(133)	(674)	(76)

	For the Three Months Ended
	Jun. 30, 2018 ($)	Mar. 31, 2019 ($)	Jun. 30, 2019 ($)
Net income (non-GAAP)	33,268	15,043	18,603

Earnings per diluted ADS (GAAP)	$0.85	$0.23	$0.75

Earnings per diluted ADS (non-GAAP)	$0.92	$0.42	$0.52

Shares used in computing earnings per diluted ADS (GAAP)	36,151	35,473	35,536
Non-GAAP Adjustments	33	85	29

Shares used in computing earnings per diluted ADS (non-GAAP)	36,184	35,558	35,565

(A) Excludes stock-based compensation as follows:

Cost of Sales	5	95	7
Research & development	213	2,696	128
Sales & marketing	407	555	107
General & administrative	49	844	40

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended

	Jun. 30, 2018 ($)	Jun. 30, 2019 ($)

Net Sales	268,399	193,540
Cost of sales	140,264	99,792

Gross profit	128,135	93,748
Operating expenses
Research & development	45,846	51,862
Sales & marketing	14,110	13,025
General & administrative	7,881	7,911
Amortization of intangibles assets	1,482	510

Operating income	58,816	20,440

Non-operating expense (income)
Interest income, net	2,607	3,265
Gain on disposal of long-term investment	-	12,904
Foreign exchange gain (loss), net	143	425
Gain (loss) on equity-method investment	(205)	-
Others, net	100	53

Subtotal	2,645	16,647

Income before income tax	61,461	37,087
Income tax expense	7,673	2,331

Net income	53,788	34,756

Earnings per basic ADS	$1.49	$0.98

Earnings per diluted ADS	$1.49	$0.98

Margin Analysis:
Gross margin	47.7%	48.4%
Operating margin	21.9%	10.6%
Net margin	20.0%	18.0%

Additional Data:
Weighted avg. ADS equivalents	36,007	35,402
Diluted ADS equivalents	36,135	35,505

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2018 ($)	Jun. 30, 2019 ($)
Revenue (GAAP)	268,399	193,540

FCI results	(15,375)	(10,359)

Revenue (non-GAAP)	253,024	183,181

Gross profit (GAAP)	128,135	93,748
Gross margin (GAAP)	47.7%	48.4%

Stock-based compensation expense(A)	52	102

Shannon inventory write-down	-	4,985

FCI results	(7,548)	(5,675)

Gross profit (non-GAAP)	120,639	93,160
Gross margin (non-GAAP)	47.7%	50.9%

Operating expenses (GAAP)	69,319	73,308

Stock-based compensation expense (A)	(3,536)	(4,369)

Amortization of intangible assets	(1,482)	(510)

Litigation expense	(21)	2

FCI results	(8,520)	(8,682)

Operating expenses (non-GAAP)	55,760	59,749

Operating profit (GAAP)	58,816	20,440
Operating margin (GAAP)	21.9%	10.6%

Total adjustments to operating profit	6,063	12,971

Operating profit (non-GAAP)	64,879	33,411
Operating margin (non-GAAP)	25.6%	18.2%

Non-operating income (expense) (GAAP)	2,645	16,647

Foreign exchange loss (gain), net	(143)	(425)

Gain on disposal of long-term investment	-	(12,904)

Loss (gain) on equity-method investment	205	-

FCI results	(33)	(3)

Non-operating income (expense) (non-GAAP)	2,674	3,315

	For the Six Months Ended
	Jun. 30, 2018 ($)	Jun. 30, 2019 ($)

Net income (GAAP)	53,788	34,756
Total pre-tax impact of non-GAAP adjustments	6,092	(361)
Income tax impact of non-GAAP adjustments	(370)	(750)

Net income (non-GAAP)	59,510	33,645

Earnings per diluted ADS (GAAP)	$1.49	$0.98

Earnings per diluted ADS (non-GAAP)	$1.64	$0.95

Shares used in computing earnings per diluted ADS (GAAP)	36,135	35,505

Non-GAAP Adjustments	41	56

Shares used in computing earnings per diluted ADS (non-GAAP)	36,176	35,561

(A) Excludes stock-based compensation as follows:

Cost of Sales	52	102

Research & development	1,965	2,823

Sales & marketing	1,007	662

General & administrative	564	884

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2018 ($)	Mar. 31, 2019 ($)	Jun. 30, 2019 ($)
Cash and cash equivalents	356,200	277,168	342,930
Short-term investments	7,961	3,833	2,309
Accounts receivable (net)	78,657	80,591	80,782
Inventories	93,716	77,814	79,252
Refundable deposits – current	19,337	18,675	24,074
Prepaid expenses and other current assets	7,687	39,039	17,663

Total current assets	563,558	497,120	547,010
Long-term investments	4,510	4,242	3,000
Property and equipment (net)	51,638	97,970	97,981
Goodwill and intangible assets (net)	64,904	58,935	33,714
Other assets	6,995	13,491	13,911

Total assets	691,605	671,758	695,616

Accounts payable	41,975	28,557	37,845
Loans	12,000	-	-
Income tax payable	6,736	2,219	1,346
Accrued expenses and other current liabilities	53,160	63,858	54,183

Total current liabilities	113,871	94,634	93,374
Other liabilities	27,307	32,313	31,884

Total liabilities	141,178	126,947	125,258
Shareholders’ equity	550,427	544,811	570,358

Total liabilities & shareholders’ equity	691,605	671,758	695,616

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2019 and full year 2019 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2019 and full year 2019. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes; potential write-downs of our Shannon unit’s goodwill and intangible assets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 15, 2019. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com